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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JUNE, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F       X      Form 40-F
                          -----------            ------------

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes               No      X
                   -----------      -----------

               (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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[CNH LOGO]

                                                            NEWS RELEASE


     CNH COMMON STOCK OFFERING PRICED AT $4.00 PER SHARE.


     FOR MORE INFORMATION CONTACT:

     JEFFREY T. WALSH Media Relations (1) 847 955 3939

     ALBERT A. TREFTS JR. Investor Relations (1) 847 955 3821

     Lake Forest, IL (June 11, 2002) CNH Global N.V. (NYSE:CNH) today announced that the company's public offering of new shares of common stock was priced at $4.00 per share. CNH will issue 50,000,000 new shares of common stock and may issue up to an additional 7,500,000 shares should the underwriters exercise their over-allotment option in full. The company expects the public offering to be completed by Friday, June 14, 2002. CNH intends to use the net proceeds of the public offering to repay indebtedness.

     The offering is being underwritten by a syndicate of investment banks. In the United States the syndicate is led by Merrill Lynch & Co. and includes JPMorgan and Salomon Smith Barney. In Europe the syndicate includes Merrill Lynch International, JPMorgan, Schroder Salomon Smith Barney, and UniCredit Banca Mobiliare.

     Concurrently, the Fiat Group, CNH's majority shareholder, will exchange approximately $1.3 billion of debt owed to Fiat by CNH for CNH common shares also priced at $4.00 per share. The exchange is expected to be completed by Friday, Jun 14, 2002.

     A registration statement relating to these securities was filed and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. A copy of the registration statement may be obtained from Investor Relations, CNH Global N.V., Global Management Office, 100 South Saunders Road, Lake Forest, IL 60045.


                                         ###

     CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Kobelco, New Holland, and O&K brands.









     - CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -
                             ------------------

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     Certain statements contained in this press release which are not historical facts contain forward looking information with respect to the company's plans, projections or future performance, the occurrence of which involve risks and uncertainties that could cause the company's actual results or plans to differ materially from those expected by the company which include risk factors described in the company's filings with the Securities and Exchange Commission.












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                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                               CNH Global N.V.



                                               By:  /s/ Debra E. Kuper
                                                    ----------------------------
                                                        Debra E. Kuper
                                                        Assistant Secretary


June 11, 2002